   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                  AMERICAN REAL ESTATE INVESTMENT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           MARYLAND                                                       84-1246585
               (State or other jurisdiction of                                         (I.R.S. Employer
                incorporation or organization)                                       Identification No.)

                       620 W. GERMANTOWN PIKE, SUITE 200
                      PLYMOUTH MEETING, PENNSYLVANIA 19462
                                 (610) 834-7950

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                               JEFFREY E. KELTER
                                   PRESIDENT
                  AMERICAN REAL ESTATE INVESTMENT CORPORATION
                       620 W. GERMANTOWN PIKE, SUITE 200
                      PLYMOUTH MEETING, PENNSYLVANIA 19462
                                 (610) 834-7950

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                           ROBERT E. KING, JR., ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / ______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM       PROPOSED MAXIMUM
               TITLE OF CLASS OF SECURITIES                     AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING
                     BEING REGISTERED                            REGISTERED                SHARE                  PRICE
Common Stock, par value
$.001 per share...........................................     892,009 shares            $13.31(1)           $11,872,640(1)


               TITLE OF CLASS OF SECURITIES                       AMOUNT OF
                     BEING REGISTERED                         REGISTRATION FEE
Common Stock, par value
$.001 per share...........................................        $3,300.59

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, and based on the average of the high and low sale prices of the Common Stock reported on the American Stock Exchange on November 17, 1998.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1998

PROSPECTUS

                                 892,009 SHARES

                  AMERICAN REAL ESTATE INVESTMENT CORPORATION

                                  COMMON STOCK

                               ------------------

    This Prospectus relates to the 892,009 shares of our Common Stock which the individuals and/or entities described under "Selling Security Holders" may offer from time to time on the American Stock Exchange, where our Common Stock is listed for trading under the symbol "REA," in other markets where our Common Stock may be traded or in negotiated transactions. The Selling Security Holders may offer their shares of our Common Stock at whatever prices are current when particular sales take place or at other prices to which they agree. On November 17, 1998, the closing price of our shares of Common Stock reported on the American Stock Exchange was $13.31. The Selling Security Holders will pay any brokerage fees or commissions relating to sales by them. See "Method of Sale" on page 14 of this Prospectus. The Selling Security Holders received the shares to which this Prospectus relates from us without registration. We are registering the shares in order to permit secondary trading of such shares, and the Selling Security Holders may offer their shares for resale from time to time. The registration of their shares does not necessarily mean that the Selling Security Holders will sell their shares.

    We will not receive any of the proceeds of sales by the Selling Security Holders. We are paying the costs of preparing and filing the Registration Statement of which this Prospectus is a part.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities, and they have not determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1998

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE HAVE FILED A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SECURITY HOLDER MAY NOT SELL THESE SECURITIES PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as a result, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy those reports, proxy statements and other information which we file with the Commission at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of that information from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including American Real Estate Investment Corporation, that file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov. Our Common Stock is listed on the American Stock Exchange (the "AMEX"). You may also read our reports, proxy statements and other information which we file at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

    We have filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus is a part of the Registration Statement. This Prospectus does not contain all the information contained in the Registration Statement, because we have omitted certain parts of the Registration Statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the Registration Statement, which you may read and copy at, or obtain from, the Commission or the AMEX in the manner described above.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    We incorporate by reference into this Prospectus the following documents which we previously filed with the Commission under the File Number 1-12514:

        (a) our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

        (b) our Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

        (c) our Current Report on Form 8-K filed January 23, 1998, our Current Report on Form 8-K/A filed February 24, 1998, our Current Reports on Form 8-K filed April 10, 1998 and May 15, 1998, our Current Report on Form 8-K/A filed June 10, 1998, our Current Report on Form 8-K filed July 7, 1998, our Current Report on Form 8-K/A filed July 14, 1998, our Current Report on Form 8-K filed August 13, 1998, our Current Report on Form 8-K filed September 3, 1998 and our Current Report on Form 8-K filed November 13, 1998;

        (d) the description of our Common Stock contained in our Registration Statement on Form 8-A filed on August 24, 1994 (including any amendments or reports filed for the purpose of updating such description); and

        (e) all other reports we have filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since December 31, 1997.

    When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this Prospectus and the time we file a post-effective amendment to the Registration Statement of which this Prospectus is a part saying all the securities which are the subject of that Registration Statement have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this Prospectus and will be a part of it beginning on the date the documents are filed. If any document which we file changes anything said in this Prospectus or in an earlier document which is incorporated into this Prospectus, the later document will modify or supersede what is said in this Prospectus or the earlier document.

    We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Prospectus is delivered, copies of the documents incorporated by reference in this Prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: American Real Estate Investment Corporation, 620
W. Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania 19462, Attention:
Investor Relations (Telephone: (610) 834-7950).

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

    Certain information both included and incorporated by reference in this Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts (each, a "REIT")), availability of capital, interest rates, competition, supply and demand for properties in our current and proposed market areas and general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

                                  RISK FACTORS

    BEFORE YOU INVEST IN SHARES OF OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK. THIS SECTION INCLUDES OR REFERS TO CERTAIN FORWARD-LOOKING STATEMENTS; YOU SHOULD REFER TO THE EXPLANATION OF THE QUALIFICATIONS AND LIMITATIONS ON SUCH FORWARD-LOOKING STATEMENTS DISCUSSED ON PAGE 3 OF THIS PROSPECTUS.

THERE ARE RISKS ASSOCIATED WITH THE ACQUISITION OF NEW PROPERTIES, WHICH MAY ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK AND OUR ABILITY TO PAY DIVIDENDS TO OUR STOCKHOLDERS

    We have recently experienced, and may continue to experience, rapid growth through the acquisition of additional office and industrial properties. Our ability to manage our growth effectively requires us to integrate successfully our new acquisitions into our existing management structure. Properties which we acquire typically have no operating history under our management and such properties may have characteristics or deficiencies unknown to us which affect their valuation or revenue potential. The operating performance of these properties may decline under our management. A decline in the operating performance of these properties will adversely affect our operating results and funds from operations, which could adversely impact the price of our Common Stock and the amount of dividends we will be able to pay.

    We currently plan to continue acquiring properties to the extent we consider appropriate. Our success in this area depends on many factors, including the ability to successfully (i) identify properties which meet our acquisition criteria, (ii) negotiate acceptable price and terms with the seller and (iii) close the transactions for such properties. Also, we plan to finance our future acquisitions through debt offerings, equity offerings, other debt financing or any combination thereof. By using existing credit facilities or other short-term debt for such activities, we may not be able to secure financing in the future or financing on equally favorable terms. By using other debt to finance such activities, we will be subject to risks normally associated with debt financing. See "--Our Financial Performance and Value are Subject to Risks Associated with the Real Estate Industry That Could Adversely Affect Our Financial Condition--Debt financing may have an adverse effect on our cash flow and dividends" below. By using equity to finance such activities, we may dilute your current interest in our company. Accordingly, our acquisition activities may have an adverse effect on our financial performance and ability to pay dividends to our stockholders.

THERE ARE RISKS ASSOCIATED WITH OUR ENTRY INTO NEW MARKETS

    We currently intend to continue to seek expansion of our operations into additional new markets other than Northern New Jersey, Eastern Pennsylvania and Upstate New York. In determining whether to enter a new market, we consider, among other factors, demographics, job growth, employment, real estate fundamentals, competition and other related matters. We cannot assure you that we will be successful in our efforts to identify new markets, or that once we identify new markets, that we will be able to successfully acquire properties in those markets and achieve favorable operating results from properties acquired in those markets.

WE DEPEND ON THE PERFORMANCE OF OUR PRIMARY MARKETS, AND CHANGES IN SUCH MARKETS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION

    Most of our properties are currently located in Northern New Jersey, Eastern Pennsylvania and Upstate New York. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect our operations or cash available for dividends. Our financial performance and our ability to pay dividends to our stockholders will be particularly sensitive to the economic conditions in those markets. Our revenues and the value of our properties may be adversely affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office and industrial properties). These factors, when and if they occur in the area in which our properties are located, would adversely affect our ability to pay dividends to our stockholders.

OUR STOCKHOLDERS' ABILITY TO EFFECT A CHANGE IN CONTROL OF OUR COMPANY IS LIMITED, WHICH MAY NOT BE IN OUR STOCKHOLDERS' BEST INTERESTS

    OUR OWNERSHIP LIMIT MAY NOT BE IN OUR STOCKHOLDERS' BEST INTERESTS. For us to maintain our qualification as a REIT for federal income tax purposes, not more than 50% of the value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined for federal income tax purposes to include certain entities) during the last half of each taxable year after 1993. Our Amended and Restated Articles of Incorporation (the "Charter") include certain restrictions regarding transfers of shares of our capital stock and ownership limits that are intended to assist us in satisfying such limitations. Such restrictions and limits may not be adequate in all cases, however, to prevent the transfer of shares of our capital stock in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though such a change of control could involve a premium price for your shares of Common Stock or otherwise be in our stockholders' best interests. See "Description of Capital Stock--Restrictions on Transfer" on page 12 of this Prospectus.

    OUR STAGGERED BOARD MAY NOT BE IN OUR STOCKHOLDERS' BEST INTERESTS. Our Board of Directors is divided into three classes, with the members of each class serving a three-year term. The staggered terms for directors may reduce the possibility of a tender offer or an attempt to effect a change in control of our company, even if such a tender offer or change of control would be in our stockholders' best interests.

    FUTURE ISSUANCES OF COMMON STOCK OR SECURITIES CONVERTIBLE INTO COMMON STOCK MAY DILUTE YOUR INTEREST IN OUR COMPANY. Our Charter authorizes our Board of Directors to issue additional shares of Common Stock without stockholder approval. Additionally, each limited partnership interest (an "OP Unit") in American Real Estate Investment, L.P. (the "Operating Partnership") may be redeemed by the holder for one share of Common Stock (subject to certain anti-dilution provisions), or, at our option, the cash value of one share of Common Stock. Such an issuance of, or redemption for, Common Stock would have the effect of diluting your existing interest in our company.

    ISSUANCES OF PREFERRED STOCK MAY PREVENT A CHANGE OF CONTROL THAT WOULD BE IN OUR STOCKHOLDERS' BEST INTEREST. Our Board of Directors is authorized by our Charter to establish and issue one or more series of preferred stock without stockholder approval. Establishing a series of preferred stock could make more difficult a change of control of our company that would be in your best interest.

    THE CONCENTRATION OF OWNERSHIP OF OUR CAPITAL STOCK MAY NOT BE IN OUR STOCKHOLDERS' BEST INTEREST. Our officers and directors as a group currently beneficially own 33.8% of our company (assuming the conversion to Common Stock of all outstanding OP Units and the conversion of outstanding warrants to purchase OP Units and Common Stock). In addition, certain other investors currently own a significant amount of our shares of Common Stock. Although we feel this ownership is beneficial in aligning the interest of officers and directors with that of the other stockholders, this may enable the officers and directors to exercise substantial influence over the management of our company and on the outcome of any matters submitted to a vote of our stockholders. The concentration of beneficial ownership of our company may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our capital stock at a premium over the market price of our capital stock and may adversely affect the market price of our capital stock.

CERTAIN DIRECTORS AND OFFICERS WHO OWN OP UNITS MAY BE AFFECTED DIFFERENTLY THAN OUR STOCKHOLDERS AS A RESULT OF THE SALE OF, OR REDUCTION OF MORTGAGE DEBT ON, CERTAIN OF THE PROPERTIES.

Certain of our directors and officers own OP Units and, as a result, may face different and more adverse tax consequences than you will if we sell or reduce our mortgage indebtedness on certain of our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of such properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

WE HAVE AGREED NOT TO SELL CERTAIN OF OUR PROPERTIES.

    We have agreed with the sellers of certain of our properties not to sell certain properties for a period of time ranging from one to ten years in any transaction that would trigger taxable income, subject to certain exceptions. Some of these agreements are with current officers and directors of our company. In addition, we may enter into similar agreements with future sellers of properties. These agreements generally provide that we may dispose of these properties in transactions that qualify as tax-free exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). Therefore, we may be precluded from selling certain properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes, even if it would be in your best interest to do so.

OUR FINANCIAL PERFORMANCE AND VALUE ARE SUBJECT TO RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

    GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend upon the amount of income generated and expenses incurred. If properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the owner's income and ability to pay dividends will be adversely affected. An owner's income from properties may be adversely affected by a variety of factors, including the general economic climate, local conditions, such as oversupply of the particular category of real estate owned or controlled by the owner, or reduction in demand for any such properties, competition from properties owned by others, or the ability of the owner to provide adequate facilities maintenance, services and amenities. With respect to office and industrial properties, maintaining income at desired levels can be effected by a number of factors, including the ability to locate desirable replacements for key tenants at attractive rent levels following expiration of leases, and the costs of reletting and providing tenant improvements required to attract and maintain attractive tenants at desirable rentals.

    Often, increased operating costs, including real estate taxes, insurance and maintenance costs, do not decline when circumstances cause a reduction in income from a property. If a property is mortgaged to secure payment of indebtedness, and the owner is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

    WE DEPEND ON OUR MAJOR TENANTS. Substantially all of our income is, and will continue to be, derived from rental income on our properties and, consequently, our distributable cash flow and ability to pay expected dividends to stockholders would be adversely affected if a significant number of our tenants failed to meet their lease obligations. At October 31, 1998, our ten largest tenants represented approximately 36.59% of our industrial and office properties' annualized rental income. At any time, a tenant at any of our properties may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant's lease and thereby cause a reduction in our cash flow and the amounts available for dividends to our stockholders. We cannot assure you that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, our cash flow and the amounts available for dividends to you may be adversely effected.

    WE COMPETE WITH OTHER OWNERS AND OPERATORS OF PROPERTIES. All of our properties are located in well-developed market areas. There are numerous other office and industrial properties and real estate companies (including other REITs) within the market area of each of our properties which will compete with us for tenants and for development and acquisition opportunities. The number of competitive properties and real estate companies in such areas could have a material effect on our operations, our ability to rent our properties and the rents which we charge, and our development and acquisition opportunities. We compete for tenants and acquisitions with others who may have greater resources than us. We will continue to experience strong competition in pursuing development and acquisition opportunities.

    DEBT FINANCING MAY HAVE AN ADVERSE EFFECT ON OUR CASH FLOW AND OUR ABILITY TO PAY DIVIDENDS. Our Charter, By-laws or investment policies do not contain any limitation on the amount of aggregate indebtedness which we may incur and no stockholder approval is required for us to incur additional indebtedness. Accordingly, our management or Board of Directors will have discretion to incur such amounts of aggregate indebtedness as they determine. We may seek additional debt financing to fund future acquisitions. We will be subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to pay dividends at expected levels and meet required payments of principal and interest, the risk that indebtedness on our properties (which will not have been fully amortized at maturity in all cases) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Our properties are or may be mortgaged to secure payments on our indebtedness. Certain properties are secured by debt which is cross-collateralized and cross-defaulted. As of the date of this Prospectus, our mortgage debt totaled approximately $292.6 million (or 98.8% of our total indebtedness), $94.7 million or approximately 32.4% of which constituted borrowings under our $150 million secured credit facility (the "Credit Facility") which currently bears interest at the London Interbank Offered Rate (LIBOR) plus 1.625%. In October 1998, we refinanced a portion of the outstanding debt under our Credit Facility and certain other debt with a $94,900,000 ten-year fixed rate, non-recourse term loan. The loan was funded in two tranches. The first tranche was in the amount of $77,700,000 and bears interest at a rate of 7.50% and the second tranche was in the amount of $17,200,000 and bears interest at a rate of 7.58%. We used the proceeds from the first tranche to repay a portion of the balance outstanding under the Credit Facility and certain other existing debt. We used the proceeds from the second tranche to acquire three properties, aggregating 1.4 million square feet, in October 1998. In the future, we may increase our borrowings under the Credit Facility for new acquisitions, capital improvements, new development projects and for general working capital purposes. Such variable rate debt creates higher debt service requirements if market interest rates increase, which could adversely affect our cash flow and the amounts of cash available for dividends to you.

    If, when a property or properties are mortgaged to secure payment of indebtedness, we are unable to meet mortgage payments, including amounts due at maturity or on default, the property could be foreclosed upon by or otherwise transferred to the mortgagee resulting in a loss of income and asset value. Based on the market price for our Common Stock at the close of business on November 16, 1998, our indebtedness is equal to approximately 61.2% of our total market capitalization on that date (assuming the conversion to Common Stock of all outstanding OP Units other than those which we own). If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as the issuance of new equity or debt, we expect that our cash flow would not be sufficient in all years to pay dividends at expected levels and to repay all maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to such refinanced indebtedness would increase, which would adversely affect our cash flow and the amounts available for dividends to you.

    THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION, REDEVELOPMENT, DEVELOPMENT AND CONSTRUCTION ACTIVITIES. We intend to acquire office and industrial properties to the extent that they can be acquired on terms that meet our investment criteria. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

    We intend to consider future investments in the redevelopment, development and construction of office and industrial buildings in accordance with our growth policies. Risks associated with our redevelopment, development and construction activities may include: abandonment of redevelopment or development opportunities; construction costs of a property exceeding original estimates, possibly making the property unprofitable; occupancy rates and rents at a newly renovated or completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for redevelopment or development of a property; and permanent financing may not be available on favorable terms to replace a short-term construction loan and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new redevelopment or development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. Redevelopment or development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

    WE MAY NOT BE ABLE TO RENEW LEASES OR TO RELET SPACE. We are, and will continue to be, subject to the risk that upon expiration of leases for space located in our properties, such leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. We have estimated expenditures for 1998 and 1999 for renovation and reletting expenses, which are intended to take into consideration our views of both the current and expected business conditions in the appropriate markets, but we cannot assure you that these estimates will be accurate. If we are unable to relet promptly or renew the leases for all or a substantial portion of any vacant space, if the rental rates upon such renewal or reletting were significantly lower than expected or if our cash available proves inadequate, then our cash flow and ability to pay expected dividends to you may be adversely affected.

    LIABILITY FOR ENVIRONMENTAL MATTERS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral and to lease the property. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. As the owner of our properties, we may be potentially liable for any such costs. Phase I environmental site assessments ("ESAs") have been obtained on all of our properties. The purpose of Phase I ESAs is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. For a number of the properties, the Phase I ESAs referenced prior Phase II ESAs obtained on such properties. Phase II ESAs generally involve more invasive procedures than Phase I ESAs, such as soil sampling and testing or the installation and monitoring of groundwater wells. The ESAs have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. It is possible that the ESAs relating to any of the properties do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related ESA report was completed of which we are otherwise unaware. In addition, we cannot assure you that properties which we acquire in the future will not have any material environmental conditions.

FAILURE TO QUALIFY AS A REIT WOULD CAUSE OUR COMPANY TO BE TAXED AS A
  CORPORATION

    WE WILL BE TAXED AS A CORPORATION IF WE FAIL TO QUALIFY AS A REIT. We believe that, commencing with our taxable year ended December 31, 1993, we have been organized and operated in a manner that has enabled us to meet the requirements for qualification as a REIT for federal income tax purposes and we intend to continue to operate in such a manner. We have not requested, and we do not plan to request, a ruling from the Internal Revenue Service ("IRS") that we qualify as a REIT. However, we have received an opinion from the law firm of Rogers & Wells LLP that, based on certain assumptions and representations, we have been organized in a manner so as to qualify as a REIT under the Code and that our proposed method of operation will enable us to continue to so qualify.

    You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements imposed by the Code. Such requirements are discussed in more detail in "Federal Income Tax Considerations--Taxation of the Company" on page 16 of this Prospectus.

    If we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also could be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for the four taxable years following the year during which we were disqualified. Therefore, if we lost our REIT status, the funds available for dividends to you would be substantially reduced for each of the years involved. In addition, we would no longer be required to pay dividends to you.

    FAILURE TO MEET MINIMUM DISTRIBUTION REQUIREMENTS MAY ADVERSELY AFFECT
US. To qualify as a REIT, we generally must distribute to our stockholders 95% of our net taxable income. Such annual distribution requirements limit the amount of cash we have available for other business purposes, including amounts to fund our growth and make payments on our debt. If we fail to meet these distribution requirements, we may be disqualified as a REIT and subject to certain income and excise taxes. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to any calendar year are less than the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed taxable income from prior years. We intend to make distributions to our stockholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income could require us, directly or indirectly through the Operating Partnership, to borrow funds on a short-term or long-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. See "Federal Income Tax Considerations-- Taxation of the Company--Annual Distribution Requirements" on page 20 of this Prospectus.

    POTENTIAL LEGISLATIVE ACTION REGARDING REITS MAY ADVERSELY US. On February 2, 1998, the Clinton Administration released a summary of its proposed budget plan which contained several proposals affecting REITs. One such proposal, if enacted in its present form, would prohibit a REIT from holding securities representing more than 10% of the value of all classes of stock of a corporation, other than a qualified REIT subsidiary or another REIT. If enacted in its present form, the proposal may limit the future activities and growth of American Real Estate Management Inc. (the "Management Company"). Although the proposal has not been enacted this year, no prediction can be made as to whether such proposal or any other proposal affecting REITs will be enacted into legislation and the impact of any such legislation on our operations. See "Federal Income Tax Considerations--Other Tax Considerations" on page 23 of this Prospectus.

    WE MAY BE SUBJECT TO OTHER TAX LIABILITIES. Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property that could reduce operating cash flow. See "Federal Income Tax Considerations--Other Tax Considerations" on page 23 of this Prospectus.

FUTURE SALES OF OUR COMMON STOCK MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON
  STOCK

    Future sales of a substantial number of shares of our Common Stock may occur as a result of option holders exercising their rights to purchase our shares or by resale availability from registration rights (including with respect to OP Units redeemed for shares of our Common Stock) or exemptions from registration. The Selling Security Holders are not the only stockholders that have registration rights with respect to shares of our Common Stock and we are not prevented from granting registration rights to stockholders in the future. Future sales of a substantial number of shares of our Common Stock could adversely affect the prevailing market price for shares of our Common Stock.

TRANSFER RESTRICTIONS MAY MAKE IT MORE DIFFICULT TO SELL OUR CAPITAL STOCK

    Our Charter contains limitations on the ownership of our capital stock which may make it more difficult for you to sell our capital stock. See "Description of Capital Stock--Restrictions on Transfer" on page 12 of this Prospectus.

WE DEPEND ON KEY PERSONNEL, THE LOSS OF WHOM MIGHT ADVERSELY AFFECT OUR
  PERFORMANCE

    We depend on the efforts of our key personnel, particularly Jeffrey E. Kelter, our President, and David F. McBride, our Chairman, as well as certain other senior management. While we believe that, if necessary, we could find replacements for these key personnel, the loss of their services could have a material adverse effect on our operations.

                                  THE COMPANY

    We are a self-administered, self-managed REIT engaged in the ownership, acquisition and development of industrial and office properties. At October 31, 1998, we owned a portfolio of 70 properties comprised of 36 industrial properties and 33 office properties containing an aggregate of 8.6 million square feet (the "Properties") and one non-core property, a community shopping center (we refer to the non-core property in this Prospectus as the "Non-Core Property"). The Properties are located principally in the mid-Atlantic and Northeastern United States and are 98.6% leased to 258 tenants.

    We conduct substantially all of our activities through, and substantially all of the Properties are held directly or indirectly by, the Operating Partnership. We are the sole general partner of the Operating Partnership and, at October 31, 1998, owned approximately 53.3% of the OP Units. The remaining OP Units are owned by limited partners of the Operating Partnership. Our officers and directors owned approximately 33.4% of the outstanding OP Units as of October 31, 1998. Each OP Unit may be redeemed by the holder for one share of Common Stock (subject to certain anti-dilution provisions), or, at our option, the cash value of one share of Common Stock. With each such exchange, our percentage interest in the Operating Partnership will increase.

    Our Common Stock is listed on the AMEX under the symbol "REA."

    Our principal executive offices are located at 620 W. Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania 19462, and our telephone number is (610) 834-7950. We also maintain offices in Franklin Lakes, New Jersey, New York and Syracuse, New York and Allentown, Pennsylvania. Unless the context otherwise requires, all references to "we," "us" or "our company" refers to American Real Estate Investment Corporation and its subsidiaries, including the Operating Partnership.

                                USE OF PROCEEDS

    We will not receive any of the proceeds of sales of Common Stock by the Selling Security Holders.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Under our Charter, the total number of shares of all classes of stock that we have authority to issue is 65,000,000, all of which are initially classified as shares of Common Stock, $.001 par value. Our Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock. No shares of Preferred Stock are outstanding or have been classified by our Board of Directors at the date of this Prospectus.

    The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any Articles Supplementary adopted by our Board of Directors with respect to any series of Preferred Stock establishing the voting powers of such series, the holders of such shares exclusively possess all voting power. Our Board of Directors is divided into three classes. The three classes have staggered terms of office so that the terms of office of directors of only one class expires at each annual meeting of stockholders. The directors of each class are elected for three year terms and until his or her successor is elected and duly qualified or until his or her earlier death. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of shares of Common Stock are entitled to such dividends as may be declared from time to time by our Board of Directors from funds available therefor and upon liquidation are entitled to receive pro rata all assets of our company available for distribution to such holders. All shares of Common

Stock outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

    Under the Charter, our Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the terms thereof. Our Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

RESTRICTIONS ON TRANSFER

    For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain percentages of our gross income must be from particular activities. Because our directors believe it is essential for us to continue to qualify as a REIT, the Charter, subject to certain exceptions, provides that no holder (other than the McBride Family (as defined in the Charter) and Hudson Bay Partners II, L.P., and any other person who the directors approve, at their option and in their discretion, provided that such approval will not result in the termination of our status as a REIT) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the Ownership Limit. The "Ownership Limit" means (i) the lesser of 4.9% or the percentage obtained by dividing (a) 49.5% minus the McBride Family Excepted Holder Limit (as defined in the Charter) by (b) two, of the outstanding shares of Common Stock (in value or number of shares, whichever is more restrictive) and (ii) with respect to any class or series of Preferred Stock, 9.9% (in value or number of shares, whichever is more restrictive) of the outstanding shares of such class or series of Preferred Stock. The foregoing restrictions on transferability and ownership will not apply if the directors determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. If any purported transfer of shares would cause our shares to be beneficially owned by less than 100 persons, then such purported transfer shall be void AB INITIO and the intended transferee shall acquire no rights in such shares. If any transfer of shares occurs which, if effected, would (i) create a direct or indirect ownership of shares in excess of the Ownership Limit, (ii) result in our company being "closely held" within the meaning of Section 856(h) of the Code, or (iii) otherwise result in our failure to qualify as a REIT, then the capital stock being transferred that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to our discovery that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to the shares of capital stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. The trustee shall designate a transferee of such stock so long as such shares of stock would not violate the Ownership Limit in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of
(i) (a) the price per share such purported transferee paid for the capital stock in the purported transfer that resulted in the transfer of shares of capital stock to the trust, or (b) if the transfer or other event that resulted in the transfer of shares of capital stock gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (ii) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

    All certificates representing capital stock will bear a legend referring to the restrictions described above.

    Every owner of more than 1% (or such other percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of Common Stock will be required to file a written notice with us containing the information specified in the Charter no later than January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information as we may request in good faith in order to determine our status as a REIT.

    These ownership limitations may have the effect of precluding acquisition of control of our company unless the directors determine that maintenance of REIT status is no longer in our best interests.

LIMITATION OF LIABILITY OF DIRECTORS

    The Charter provides that, to the fullest extent permitted by Maryland law, a director or officer will not be personally liable for monetary damages to us or you.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Charter provides that we shall indemnify (i) our directors and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures and to the full extent permitted by law, and (ii) other employees and agents to such extent as shall be authorized by our Board of Directors or our By-laws and be permitted by law. The Charter provides that no amendment of the Charter or repeal of any of its provisions shall limit or eliminate the right to indemnification provided thereunder with respect to acts or omissions occurring prior to such amendment or repeal. We have a director and officer liability insurance policy with a $5,000,000 limit of liability and a company retention of $75,000 in the aggregate for each claim.

                            SELLING SECURITY HOLDERS

    Sales of the shares of our Common Stock registered hereby must (i) be accompanied by a copy of this Prospectus, together with the applicable prospectus supplement or (ii) be effected through an exemption from registration, such as pursuant to Rule 144 under the Securities Act.

    The following table lists (i) the stockholders who may offer shares of our Common Stock pursuant to this Prospectus (the "Selling Security Holders"), (ii) the number and percentage of shares of Common Stock beneficially owned by each Selling Security Holder as of October 31, 1998, (iii) the number of shares of Common Stock of each Selling Security Holder to be registered on behalf of each Selling Security Holder pursuant to this Prospectus (the "Registered Shares") and (iv) the amount of shares of Common Stock that will be held by Selling Security Holders after completion of this offering. We are registering the Registered Shares in order to permit secondary trading of the Registered Shares, and the Selling Security Holders may offer Registered Shares for resale from time to time. See "Method of Sale" on page 14 of this Prospectus.

                                                                              SHARES BENEFICIALLY
                                       SHARES BENEFICIALLY                  OWNED AFTER OFFERING(1)
                                      OWNED BEFORE OFFERING
                                     ------------------------  REGISTERED   ------------------------
NAME                                  NUMBER     PERCENTAGE      SHARES      NUMBER     PERCENTAGE
-----------------------------------  ---------  -------------  -----------  ---------  -------------
James Mulvihill....................    365,627(2)        4.12%     68,869     298,758         3.37%
Evan Zucker........................    127,685(3)        1.44%     75,687      51,998            *
Rick Burger........................     27,210         0.29%       26,710           0           --
New York State Common Retirement
  Fund.............................    720,743         8.13%      720,743           0           --

------------------------

 *Less than 1%

(1) The Registered shares may be offered from time to time in one or more offerings. This assumes that all of the shares of Common Stock held by the Selling Security Holders and being offered under this Prospectus are sold, and that the Selling Security Holders acquire no additional shares of Common Stock before the completion of this offering.

(2) Includes 76,389 OP Units and 190 shares of Common Stock held by Mr. Mulvihill's wife, as to which Mr. Mulvihill disclaims any beneficial interest. Includes 128,456 and 2,194 OP Units held by Mr. Mulvihill's parents and siblings, respectively, and 57,359 shares of Common Stock directly and indirectly owned by Mr. Mulvihill's parents, as to which Mr. Mulvihill disclaims any beneficial interest. Also includes 38,616 shares held by a Rabbi Trust of which Wells Fargo, N.A. is the trustee and Mr. Mulvihill is the sole beneficiary.

(3) Includes 29,391 shares of Common Stock issuable on exercise of the right to convert OP Units to shares of Common Stock; which number incudes 1,027 of such OP Units held by Mr. Zucker's parents and siblings, as to which Mr. Zucker disclaims beneficial ownership. Also includes 750 shares of Common Stock held by Mr. Zucker's parents, as to which Mr. Zucker disclaims beneficial ownership. Includes 75,687 shares of Common Stock owned by Mr. Zucker which are subject to a Lock-up Agreement until December 12, 1998, including 45,434 shares of Common Stock held by a Rabbi Trust of which Wells Fargo, N.A. is the trustee and Mr. Zucker is the sole beneficiary.

    Each of Messrs. Mulvihill and Zucker is currently a member of our Board of Directors. Messrs. Burger, Mulvihill and Zucker received 26,710, 68,869 and 75,687 shares of Common Stock, respectively, as the part of the series of transactions pursuant to which we were transformed from a multi-family residential REIT into an office and industrial REIT (the "Reorganization"). Under a Registration Rights Agreement, dated as of December 12, 1997, with Messrs. Burger, Mulvihill and Zucker, we agreed to register the shares of Common Stock which they received as part of the Reorganization. Pursuant to a Lock-Up Agreement, dated as of December 12, 1997, Messrs. Burger, Mulvihill and Zucker agreed not to sell such shares for a period of one year from the date of such Agreement. In addition, as part of the Reorganization, we organized and agreed to spin-off at a later date, a subsidiary to enable Messrs. Mulvihill and Zucker to pursue real estate investment opportunities other than in the office and industrial sectors in the United States. We have not yet determined the terms of the spin-off. New York State Common Retirement Fund acquired its shares of our Common Stock in lieu of repayment of indebtedness relating to portions of certain properties sold to us by affiliates of Michael Falcone, one of our directors. Under a Registration Rights Agreement, dated as of August 19, 1998, with the New York State Common Retirement Fund, we agreed to register its shares of Common Stock and New York State Common Retirement Fund agreed not to offer or sell its shares of our Common Stock for a period of six months from the date of such agreement. We have agreed to indemnify the Selling Security Holders against certain liabilities. See "Method of Sale".

                                 METHOD OF SALE

    This Prospectus relates to the possible offer and sale from time to time by the Selling Security Holders (or by pledgees, donees, transferees or other successors in interest of such Selling Security Holders) of their Registered Shares. We have registered the Registered Shares for resale to provide them with freely tradeable securities. However, registration of the Registered Shares does not necessarily mean that they will offer or sell any of their Registered Shares. We will not receive any proceeds from the offering or sale of their Registered Shares.

    The Selling Security Holders (or pledgees, donees, transferees or other successors in interest) in one or more transactions (which may involve block transactions) may sell the Registered Shares to which this Prospectus relates from time to time on the AMEX, where our Common Stock is listed for trading, in other markets where our Common Stock is traded, in negotiated transactions, through short sales or put and call option transactions through underwriters or dealers (who may act as agent or principal), directly to one or more purchasers, through agents or in a combination of such methods of sale. They may sell the

Registered Shares at prices which are current when the sales take place or at other prices to which they agree.

    Any underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or such other persons who may be effecting sales hereunder. Underwriters may sell Registered Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Security Holders or other persons effecting sales hereunder, and any such underwriters, dealers and agents may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts or commissions they receive and any profit on the sale of the Registered Shares they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Some sales may involve shares in which the Selling Security Holders have granted security interests and which are being sold because of foreclosure of those security interests. We have agreed to indemnify each Selling Security Holder against certain liabilities, including liabilities arising under the Securities Act. The Selling Security Holders or other persons effecting sales hereunder may agree to indemnify any such underwriters, dealers and agents against certain liabilities, including liabilities under the Securities Act.

    The Selling Security Holders also may resell all or a portion of their Registered Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

    Upon notification by a Selling Security Holder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing
(i) the name of each such Selling Security Holder and of the participating broker-dealer(s), (ii) the number of Registered Shares involved, (iii) the price at which such Registered Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following discussion summarizes the material federal income tax considerations that may be relevant to a U.S. person who holds Common Stock, is based on current law, and is not intended and should not be construed as tax advice. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all prospective U.S. stockholders and does not discuss all of the aspects of federal income taxation that may be relevant to a prospective U.S. stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

    The statements and opinions in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes. In addition, we have not requested and do not plan to request any rulings from the IRS concerning our tax treatment or the tax treatment of the Operating Partnership. Accordingly, no assurance can be given that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or sustained by the courts if so challenged.

    THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. WE ADVISE EACH PROSPECTIVE PURCHASER OF COMMON STOCK TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we have operated in a manner so as to qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, through periodic operating results, distribution levels, diversity of stock ownership and other qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. See "--Failure to Qualify" on page 20 of this Prospectus.

    In the opinion of Rogers & Wells LLP, our counsel ("Counsel"), commencing with our taxable year ended December 31, 1993, we have been organized in conformity with the requirements for qualification as a REIT under the Code and our proposed method of operation and that of the Operating Partnership will enable us to meet the requirements for qualification as a REIT. Counsel's opinion is based on various assumptions and is conditioned upon certain of our representations and the representations of the Operating Partnership as to factual matters. In addition, Counsel's opinion is based upon our factual representations concerning our business and properties, and the business and properties of the Operating Partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge our status. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code. Counsel will not review our compliance with the various REIT qualification tests on a periodic or continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See "--Failure to Qualify" on page 20 of this Prospectus.

    The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

    So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates the "double taxation" (taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. If we do not qualify as a REIT, we would be taxed at rates applicable to corporations on all of our income, whether or not distributed to our stockholders. Even if we qualify as a REIT, we will be subject to federal income or excise tax as follows: (i) we will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains other than retained capital gains as discussed below; (ii) under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference, if any; (iii) if we have (1) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on such income; (iv) if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than dispositions of foreclosure property and dispositions of property that occur due to involuntary conversion) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (v) if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability; (vi) if we should fail to distribute with respect to each calendar year at least the sum of
(1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vii) if we acquire any asset from a C corporation (I.E., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of such asset in a taxable transaction during the 10-year period (the "Recognition Period") beginning on the date on which we acquired the asset (or we first qualified as a REIT), then pursuant to guidelines issued by the IRS, the excess of (1) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (2) our adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons;
(vii) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and
(viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (v), inclusive, must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and
(vii), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

    We believe that we currently satisfy all conditions. In addition, our Charter includes restrictions regarding the transfer of our Common Stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (vi) and (vii) above. See "Description of Capital Stock--Restrictions on Transfer." In rendering its opinion that we are organized in conformity with the requirements for qualification as a REIT, Counsel is relying on our representation that ownership of our stock satisfies condition (vii) and Counsel expresses no opinion as to whether the ownership restrictions contained in the Charter preclude us from failing to satisfy condition (vii) above. In addition, we intend to continue to comply with the Treasury Regulations requiring us to ascertain and maintain records which disclose the actual ownership of our shares. Although a failure to ascertain the actual ownership of our shares will not cause our disqualification as a REIT beginning with our taxable year ending December 31, 1998, a monetary fine may result.

    We may have one or more "qualified REIT subsidiaries." A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, any "qualified REIT subsidiary" of ours will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Any "qualified REIT subsidiary" of ours will therefore not be subject to federal corporate income taxation, although such "qualified REIT subsidiary" may be subject to state or local taxation.

    In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets, liabilities and items of income of the Operating Partnership are treated as assets, liabilities and items of income of ours for purposes of applying the requirements described herein, provided that the Operating Partnership is treated as a partnership for federal income tax purposes. See "--Other Tax Considerations--Effect of Tax Status of the Operating Partnership on REIT Qualification" on page 23 of this Prospectus.

    INCOME TESTS. In order to qualify as a REIT, a company must satisfy three gross income requirements on an annual basis. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of its gross income (including gross income from prohibited transactions) for each taxable year. The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") repealed the 30% gross income test for taxable years beginning after its enactment on August 5, 1997. Accordingly, the 30% gross income test no longer applies beginning with our taxable year ending December 31, 1998.

    Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received with respect to a property to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an "independent contractor" who is adequately compensated and from whom the REIT derives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Taxpayer Relief Act provides a DE MINIMIS rule for non-customary services beginning with our taxable year ending December 31, 1998. Specifically, if the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as "rents from real property."

    We do not anticipate charging rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We do not anticipate receiving more than a DE MINIMIS amount of rents from any Related Party Tenant or rents attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to such property.

    We will provide certain services with respect to our Properties through the Operating Partnership, which is not an "independent contractor." However, we believe (and have represented to Counsel) that all of such services will be considered "usually or customarily rendered" in connection with the rental of space for occupancy only so that the provision of such services will not jeopardize the qualification of rent from the Properties as "rents from real property." In rendering its opinion on our ability to qualify as a REIT, Counsel is relying on such representations. In the case of any services that are not "usual and customary" under the foregoing rules, we will employ an "independent contractor" to provide such services.

    The Operating Partnership may receive certain types of income that will not qualify under the 75% or 95% gross income tests. In particular, dividends received from the Management Company will not qualify under the 75% test. We believe, and have represented to Counsel, however, that the aggregate amount of such items and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

    If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources and nature of our income to our federal income tax return and any incorrect information on the schedule was not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

    ASSET TESTS. At the close of each quarter of its taxable year, a REIT must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of its total assets must be represented by real estate assets (including (1) its allocable share of real estate assets held by partnerships in which it has an interest and (2) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the REIT and held for not more than one year following the receipt of such proceeds), cash, cash items and government securities; (ii) not more than 25% of its total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or shares of a "qualified REIT subsidiary" or another REIT) owned by a REIT may not exceed 5% of the value of its total assets, and it may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another REIT).

    After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including, for example, as a result of increasing our interest in the Operating Partnership as a result of a merger, the exercise of Redemption Rights or an additional capital contribution of proceeds of an offering of shares of our stock), such failure may be cured by a disposition of sufficient nonqualifying assets within 30 days following the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and plan to take such other action within 30 days following the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such action will always be successful.

    ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, a company is generally required to distribute to its stockholders at least 95% of its taxable income each year. In addition, it will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements. In such circumstances, we may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

    Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a taxable year by paying "deficiency dividends" to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

    FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year and special relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to our stockholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the "dividends received deduction." In addition, our failure to qualify as a REIT would also substantially reduce the cash available for distributions to stockholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. If we designate any portion of a dividend as a capital gain dividend, a stockholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such stockholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of stock for the taxable year. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. We may elect to retain and pay income tax on any net long-term capital gain, in which case our domestic stockholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic stockholder would also receive a refundable tax credit for such stockholder's proportionate share of the tax paid by us on such retained capital gains and an increase in its basis in our stock in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by us. See "--Capital Gains and Losses" below.

    Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a stockholder's Common Stock, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the Common Stock is a capital asset in the hands of the stockholder. In addition, any dividend declared by us in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

    In general, a domestic stockholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and
(ii) the stockholder's adjusted basis of such Common Stock. Such gain or loss generally will constitute short-term capital gain or loss if the stockholder has not held such shares for more than one year and long-term capital gain or loss if the stockholder has held such shares for more than one year. See "--Capital Gains and Losses" below. Loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such stockholder as long-term capital gain.

    CAPITAL GAINS AND LOSSES. The maximum marginal individual federal income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

    IRS Notice 97-64 provides temporary guidance with respect to the taxation of distributions by REITs that are designated as capital gain dividends. Pursuant to Notice 97-64, forthcoming Treasury Regulations will provide that capital gains allocated to a stockholder by us may be designated as a 20% rate gain distribution, a 25% rate gain distribution, or a 28% rate gain distribution. In determining the amounts which may be designated as each class of capital gains dividends, a REIT must calculate its net capital gains as if it were an individual subject to a marginal tax rate on ordinary income of 28%. Unless specifically designated otherwise by us, a distribution designated as a capital gain distribution is presumed to be a 28% rate gain distribution. If we elect to retain any net long-term capital gain, as discussed above, the undistributed long-term capital gains are considered to be designated as capital gain dividends for purposes of Notice 97-64. Furthermore, Notice 97-64 provides that designations of capital gain dividends made by us will only be effective to the extent that the distributions with respect to our different classes of stock are composed proportionately of ordinary and capital gain dividends. However, Notice 97-64 was issued prior to the IRS Restructuring and Reform Act of 1998 (the "1998 Reform Act") which significantly changed the taxation of capital gains of certain non-corporate taxpayers. We expect the IRS to issue clarifying guidance regarding the impact of Notice 97-64 in light of the 1998 Reform Act.

    BACKUP WITHHOLDING. We will report to our domestic stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. The United States Treasury has issued final regulations on October 6, 1997 (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The Final Regulations are generally effective for payments made on or after January 1, 2000, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of Common Stock.

    In addition, we may be required to withhold a portion of capital gain dividends made to any stockholders which fail to certify their non-foreign status to us. See "--Taxation of Foreign Stockholders" below.

    TAXATION OF TAX-EXEMPT STOCKHOLDERS. Distributions that we make to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, under certain circumstances, qualified trusts that own more than 10% (by value) of our shares may be required to treat a certain percentage of dividends as UBTI. This requirement will only apply if we are a "pension-held REIT." The restrictions on ownership in our Charter should prevent us from being classified as a pension-held REIT.

    TAXATION OF FOREIGN STOCKHOLDERS. The rules governing the United States federal income taxation of the ownership and disposition of Common Stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a very limited summary of such rules. PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

    Distributions that are not attributable to gain from sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends and taxed as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions are, generally, subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below (in which case they also may be subject to a 30% branch profits tax if the stockholder is a foreign corporation).

    For withholding tax purposes, we are currently required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder. Under the Final Regulations, generally effective for distributions on or after January 1, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Stockholder's United States tax liability, if any, with respect to the distribution.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by the Code to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock will generally not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which, at all times during a specified testing period, less than 50% in value of the stock was held directly or indirectly by foreign persons. We believe that we are a "domestically controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Stock would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if we are not a "domestically controlled REIT," distributions in excess of our current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

OTHER TAX CONSIDERATIONS

    EFFECT OF TAX STATUS OF THE OPERATING PARTNERSHIP ON REIT
QUALIFICATION. All of our investments are through the Operating Partnership. We believe that the Operating Partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the Operating Partnership were to be treated as an association taxable as a corporation, we would cease to qualify as a REIT. Furthermore, in such a situation, the Operating Partnership would be subject to corporate income taxes and we would not be able to deduct our share of any losses generated by the Operating Partnership in computing our taxable income.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties. However, because of certain technical limitations, the special allocation rules of
Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all Properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the Properties at their agreed value.

    Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The Operating Partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the contributed Properties.

    STATE AND LOCAL TAXES. We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in our Common Stock.

    POTENTIAL LEGISLATIVE ACTION REGARDING REITS. On February 2, 1998, the Clinton Administration released a summary of its proposed budget plan which contained several proposals affecting REITs. One such proposal, if enacted in its present form, would prohibit a REIT from holding securities representing more than 10% of the value of all classes of stock of a corporation, other than a qualified REIT subsidiary or another REIT. Although our existing stock interest in the Management Company may be grandfathered under such proposal, the Management Company would be prohibited from acquiring substantial new assets or engaging in a new trade or business. If enacted in its present form, the proposal may limit the future activities and growth of the Management Company. Although the proposal has not been enacted this year, no prediction can be made as to whether such proposal or any other proposal affecting REITs will be enacted into legislation and the impact of any such legislation on our operations.

                                 LEGAL MATTERS

    Rogers & Wells LLP, New York, New York will pass upon the validity of the Common Stock offered by this Prospectus, as well as certain legal matters described under "Federal Income Tax Considerations." Rogers & Wells LLP will rely as to certain matters of Maryland law on the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedules of American Real Estate Investment Corporation and subsidiaries incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. NEITHER AMERICAN REAL ESTATE INVESTMENT CORPORATION NOR THE SELLING SECURITY HOLDERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION.

    THE SELLING SECURITY HOLDERS ARE NOT MAKING AN OFFER OF COMMON STOCK IN ANY LOCATION WHERE THE OFFER IS NOT PERMITTED.

                            ------------------------

                               TABLE OF CONTENTS

Where You Can Find More Information....          2

Incorporation of Documents by
Reference..............................          2

Cautionary Statements Concerning
Forward-Looking Information............          3

Risk Factors...........................          4

The Company............................         11

Use of Proceeds........................         11

Description of Capital Stock...........         11

Selling Security Holders...............         13

Method of Sale.........................         14

Federal Income Tax Considerations......         15

Legal Matters..........................         24

Experts................................         24

                            ------------------------

                                 892,009 SHARES

                              AMERICAN REAL ESTATE
                             INVESTMENT CORPORATION
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration fee -- Securities and Exchange Commission.........  $  3,300.59
Accounting fees and expenses...................................   5,000.00(a)
Legal fees and expenses........................................  15,000.00(a)
Printing and engraving expenses................................   5,000.00(a)
Miscellaneous..................................................  15,000.00(a)
                                                                 -----------
Total..........................................................  $ 43,300.59
                                                                 -----------
                                                                 -----------

------------------------

(a) Does not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by the Maryland General Corporation Law (the "MGCL"), our Charter provides that we shall indemnify (i) our directors and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures and to the full extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by our Board of Directors or our By-laws and be permitted by law. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith, or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

    The MGCL permits the Articles of Incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(1) it is provided that the person actually received an improper benefit or profit in money, property or services or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Charter contains a provision providing for elimination of the liability of our directors or officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

    We have a director and officer liability insurance policy with a $5,000,000 limit of liability and a company retention of $75,000 in the aggregate for each claim.

ITEM 16. EXHIBITS

3.1        Amended and Restated Articles of Incorporation of the Registrant
           (incorporated by reference to Exhibit 3.1 of our Form 8-K, filed with the Commission on December 22, 1997).
3.2        By-Laws of the Registrant (incorporated by reference to Exhibit 3.3 of our Form 8-K, filed with the Commission on December 22, 1997)
3.3        Amended and Restated Agreement of Limited Partnership of the
           Operating Partnership (incorporated by reference to Exhibit 10.1 of our Form 8-K filed with the Commission on December 22, 1997)
4.1        Specimen of Common Stock Certificate (incorporated by reference to
           Exhibit 4(a) of our Amendment No. 2 to Form S-11, filed with the
           Commission on October 8, 1993)
5.1        Opinion of Rogers & Wells LLP (Counsel)
5.2        Opinion of Piper & Marbury L.L.P. (Counsel)
8          Opinion of Rogers & Wells LLP regarding tax matters
23.1       Consent of Rogers & Wells LLP (included in Exhibits 5.1 and 8)
23.2       Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2)
23.3       Consent of Arthur Andersen LLP
24         Powers of Attorney (included on signature pages hereto)

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    (5) That, (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel for the Registrant the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on November 20, 1998.

                                AMERICAN REAL ESTATE INVESTMENT CORPORATION

                                BY:            /S/ JEFFREY E. KELTER
                                     -----------------------------------------
                                                 Jeffrey E. Kelter
                                                     PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey E. Kelter, Timothy A. Peterson and Timothy E. McKenna, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this Registration Statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all applications and other documents in connection therewith, with the Securities and Exchange Commission and any state or other securities authority, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or agents, or any of them, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
                            ------------------------

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ DAVID F. MCBRIDE       Chairman, Secretary and
------------------------------    Director (Principal         November 20, 1998
       David F. Mcbride           Executive Officer)

    /s/ JEFFREY E. KELTER       President and Director
------------------------------    (Principal Executive        November 20, 1998
      Jeffrey E. Kelter           Officer)

   /s/ TIMOTHY A. PETERSON      Chief Financial Officer
------------------------------    (Principal Financial        November 20, 1998
     Timothy A. Peterson          Officer)

    /s/ TIMOTHY E. MCKENNA      Treasurer (Principal
------------------------------    Accounting Officer)         November 20, 1998
      Timothy E. McKenna

             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ TIMOTHY MCBRIDE                 Director
------------------------------                                November 20, 1998
       Timothy McBride

      /s/ ROBERT BRANSON                 Director
------------------------------                                November 20, 1998
        Robert Branson

     /s/ JAMES MULVIHILL                 Director
------------------------------                                November 20, 1998
       James Mulvihill

       /s/ EVAN ZUCKER                   Director
------------------------------                                November 20, 1998
         Evan Zucker

     /s/ FRANCESCO GALESI                Director
------------------------------                                November 20, 1998
       Francesco Galesi

     /s/ MICHAEL FALCONE                 Director
------------------------------                                November 20, 1998
       Michael Falcone

       /s/ DAVID LESSER                  Director
------------------------------                                November 20, 1998
         David Lesser

                                 EXHIBIT INDEX

 EXHIBITS                                                                                                        PAGE
-----------                                                                                                    ---------
       3.1   Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to
               Exhibit 3.1 of our Form 8-K, filed with the Commission on December 22, 1997).
       3.2   By-Laws of the Registrant (incorporated by reference to Exhibit 3.3 of our Form 8-K, filed with the Commission on December 22, 1997)
       3.3   Amended and Restated Agreement of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 10.1 of our Form 8-K filed with the Commission on December 22, 1997)
       4.1   Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4(a) to our Amendment
               No. 2 to Form S-11, filed with the Commission on October 8, 1993)
       5.1   Opinion of Rogers & Wells LLP (Counsel)
       5.2   Opinion of Piper & Marbury L.L.P. (Counsel)
       8     Opinion of Rogers & Wells LLP regarding tax matters
      23.1   Consent of Rogers & Wells LLP (included in Exhibits 5.1 and 8)
      23.2   Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2)
      23.3   Consent of Arthur Andersen LLP
      24     Powers of Attorney (included on signature pages hereto)